                                                        [HILITE INDUSTIRES LOGO]

                                                                    May 19, 1999

Dear Stockholder:

     On May 3, 1999 you were provided an Offer to Purchase which described, among other things, that the Board of Directors of Hilite Industries, Inc. (the "Company") had entered into an Agreement and Plan of Merger, dated April 26, 1999 (the "Merger Agreement"), with Hilite Holdings, LLC ("Buyer") and Hilite Mergeco, Inc. ("Merger Subsidiary") and in accordance therewith the Company had commenced a tender offer (the "Offer") to purchase for cash all of the outstanding shares of the Company's common stock at $14.25 per share, net to seller in cash, which Offer will expire at 12:00 midnight, New York City time, on Friday, May 28, 1999, unless the Offer is extended.

     The Board of Directors, by unanimous vote of all directors, determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to, and in the best interests of the Company and its stockholders.

     In arriving at its determination, the Board of Directors considered a number of factors described in the attached Schedule 14D-9, which is being filed today with the Securities and Exchange Commission. The Board of Directors has received a written opinion, dated April 26, 1999, of the Company's financial advisor, Bowles Hollowell Conner, to the effect that, as of such date and based upon and subject to certain matters stated in such opinion, the $14.25 per share cash consideration to be received by the holders of the Company's common stock (other than Buyer, Merger Subsidiary and the Continuing Stockholders with respect to their retained Shares) pursuant to the Merger Agreement was fair, from a financial point of view, to such stockholders. The full text of the written opinion of Bowles Hollowell Conner is included as Schedule II to the Information Statement which is annexed to the attached Schedule 14D-9 and should be read carefully in its entirety.

     On behalf of the Board of Directors, management and employees of the Company, I thank you for the support you have given the Company.

                                          Very truly yours,

                                          Daniel W. Brady

                                          Chief Executive Officer

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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                          ---------------------------

                                 SCHEDULE 14D-9
                     SOLICITATION/RECOMMENDATION STATEMENT
                          PURSUANT TO SECTION 14(d)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                          ---------------------------

                            HILITE INDUSTRIES, INC.
                           (Name of Subject Company)
                          ---------------------------

                            HILITE INDUSTRIES, INC.
                      (Name of Person(s) Filing Statement)
                          ---------------------------

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)
                          ---------------------------

                                  431353 10 1
                     (CUSIP Number of Class of Securities)
                          ---------------------------

                                SAMUEL M. BERRY
                     PRESIDENT AND CHIEF OPERATING OFFICER
                            HILITE INDUSTRIES, INC.
                              1671 SOUTH BROADWAY
                            CARROLLTON, TEXAS 75006
                                 (972) 242-2116
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notice and Communications on
                   Behalf of the Person(s) Filing Statement)
                          ---------------------------

                                   COPIES TO:

           EDWARD R. MANDELL, ESQ,                       CHRISTOPHER M. KELLY, ESQ.
           JORDAN A. HORVATH, ESQ.                         PATRICK J. LEDDY, ESQ.
     PARKER CHAPIN FLATTAU & KLIMPL, LLP                 JONES, DAY, REAVIS & POGUE
         1211 AVENUE OF THE AMERICAS                        901 LAKESIDE AVENUE
           NEW YORK, NEW YORK 10036                           CLEVELAND, OHIO
                (212) 704-6000                                 (216) 586-3939

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

ITEM 1.  SECURITY AND SUBJECT COMPANY

     The name of the subject company is Hilite Industries, Inc., a Delaware corporation (the "Company"), and the address of the principal executive offices of the Company is 1671 South Broadway, Carrollton, Texas 75006. The title of the class of equity security to which this statement relates is the common stock, par value $0.01 per share (the "Common Stock"), of the Company.

ITEM 2.  TENDER OFFER OF THE BUYER

     This statement relates to the cash tender offer described in the Offer to Purchase for Cash on Schedule 14D-1 dated May 19, 1999 (the "Schedule 14D-1") filed by Hilite Holdings, LLC, a Delaware limited liability company (the "Buyer"), and Hilite Mergeco, Inc., a Delaware corporation (the "Merger Subsidiary"), a wholly-owned subsidiary of Buyer, with the Securities and Exchange Commission (the "SEC"), relating to an offer by the Company to purchase (the "Offer") all of the issued and outstanding shares of the Common Stock of the Company (the "Shares") at a price of $14.25 per Share subject to the conditions set forth in the Agreement and Plan of Merger, dated as of April 26 , 1999 (the "Merger Agreement") by and among the Company, Buyer and Merger Subsidiary, a copy of which was filed as Exhibit (c)(1) to the Schedule 13E-3 filed on May 3, 1999 (the "Schedule 13E-3") by the Company, Buyer, Merger Subsidiary, James E. Lineberger Jr. Trust, Geoffry S. Lineberger Trust, Christopher Lineberger Trust, The Brady Family Limited Partnership, Samuel M. Berry, Chris A. Curto, Arthur D. Johnson, Ronald E. Reinke, Donald M. Maher, Willie Vercher and Dr. Krishnamurthy Sundararajan (the "Continuing Stockholders") and is incorporated herein by reference. The Merger Agreement is described in greater detail in Item 3 of this Schedule 14D-9. Subject to certain terms and conditions in the Merger Agreement, Merger Subsidiary will be merged with and into the Company (the "Merger") as soon as practicable after the completion of the Offer, with the Company surviving the Merger (the "Surviving Corporation") and becoming a subsidiary of Buyer. The Buyer and Merger Subsidiary are considered "Bidders" in accordance with Rule 14d-1(c)(1) of the Securities and Exchange Act of 1934 (the "Exchange Act"). The Schedule 14D-1 states that the address of the principal executive offices of Buyer and Merger Subsidiary is Terminal Tower, 50 Public Square, 32nd Floor, Cleveland, Ohio 44113. A copy of the press release issued by the Company in connection with the Offer was filed as Exhibit (d)(8) to the Schedule 13E-3 and is incorporated herein by reference.

ITEM 3.  IDENTITY AND BACKGROUND

     (a) The name and business address of the Company, which is the person filing this statement, are set forth in Item 1 above.

     (b) Except as described or referred to below or in the Information Statement attached hereto as Annex A, to the knowledge of the Company, as of the date hereof, there exist no material contracts, agreements, arrangements or understandings, nor any potential or actual conflicts of interest between the Company or its affiliates and (i) the Company, its directors, executive officers or affiliates or (ii) the Buyer or Merger Subsidiary or their respective directors, executive officers or affiliates.

ARRANGEMENTS WITH DIRECTORS, EXECUTIVE OFFICERS OR AFFILIATES OF THE COMPANY

     Certain contracts, arrangements and understandings between the Company and certain of its directors and executive officers are described in the Company's Information Statement, attached hereto as Annex A and incorporated herein by reference, in the sections entitled "Board of Directors" and "Certain Relationships and Related Transactions."

     In connection with the transactions contemplated by the Merger, the following agreements were entered into: the Merger Agreement and the Stockholders Agreement, dated as of April 26, 1999, by and among Buyer, Merger Subsidiary and the parties listed on Schedule A thereto (the "Stockholders Agreement"). A copy of the Stockholders Agreement is filed as Exhibit (c)(2) to the Schedule 13E-3 and is incorporated herein by reference.

THE MERGER AGREEMENT AND THE STOCKHOLDERS AGREEMENT

     The following are summaries of certain provisions of the Merger Agreement and the Stockholders Agreement. These summaries are not a complete description of the terms and conditions of the Merger Agreement and the Stockholders Agreement and are qualified in their entirety by reference to the complete text of the Merger Agreement and the Stockholders Agreement, which are filed with the Commission as Exhibits (c)(1) and (c)(2), respectively, to the Schedule 13E-3 and are incorporated herein by reference.

The Merger Agreement

     The Offer. The Merger Agreement provides for the commencement of the Offer as promptly as practicable, but in no event later than five business days after the initial public announcement of the terms of the Merger Agreement. The obligation of the Company to commence the Offer, to consummate the Offer and to accept for payment and to pay for any Shares validly tendered and not withdrawn is subject only to the Minimum Condition, as defined in the Offer to Purchase, which is Exhibit (d)(1) of the Schedule 13E-3 (the "Offer to Purchase") and incorporated herein by reference , and the satisfaction or waiver of certain other conditions set forth in Section 12 of the Offer to Purchase entitled "Certain Conditions to the Offer."

     The Offer will remain open (unless the Company, at the written request of Buyer, terminates the Offer upon the occurrence of an event listed in Section 12 of the Offer to Purchase -- Certain Conditions to the Offer) for a period of twenty Business Days from the commencement of the Offer in accordance with applicable laws (the "Expiration Date"). The Company, at the request of Buyer, shall extend the Offer at any time up to June 30, 1999 (the "Outside Termination Date") for one or more periods of not more than an aggregate of 10 business days, if at the initial Expiration Date, or any extension of the Offer, the condition to the Offer requiring the expiration or termination of any applicable waiting periods under the HSR Act is not satisfied. The Company shall, at Buyer's request, extend the Offer beyond the initial Expiration Date for a period of up to 10 business days, if, on the date of such extension, more than 85% but less than 90% of the outstanding Shares on a fully diluted basis have been tendered.

     The Company is not required to accept the Shares for payment and pay the Offer Price, as defined in the Offer to Purchase, for the Shares tendered unless it has received the proceeds from the sale of the Buyer Shares and the Debt Financing or other funds arranged for by Buyer in an amount that equals to or is greater than the Offer Price multiplied by the number of Shares tendered.

     The Stock Purchase. At a closing to be held the day after the Offer expires, the Company agrees to sell to Buyer 1,681,414 newly-issued Shares (the "Buyer Shares") for a purchase price equal to the number of Buyer Shares multiplied by the Offer Price or such increased price per share payable in the Offer in accordance with the Merger Agreement (the "Purchase Price").

     As a condition to the Company's obligation to consummate the Stock Purchase, Buyer will arrange for the Company to receive financing which, together with the Purchase Price, equals or is greater than the Offer Price multiplied by the number of Shares tendered.

     The Merger. The Merger Agreement provides that, upon the terms and subject to the conditions set forth therein, and in accordance with the Delaware law, the Merger is to be effected as soon as practicable after satisfaction or waiver of all of the conditions to the Merger, and Merger Subsidiary is to be merged with and into the Company upon the filing of a certificate of merger with the Delaware Secretary of State, or at such later time as specified in the Certificate of Merger. At the effective time of the Merger (the "Effective Time"), the separate existence of Merger Subsidiary will cease and the Company will continue as the Surviving Corporation and will continue to be governed by the laws of the State of Delaware. At the Effective Time, by virtue of the Merger and without any action on the part of any stockholder:

          (a) each Share issued and outstanding immediately prior to the Effective Time will, except Shares to which properly exercised dissenters' rights are available under Delaware law and exercised and except as otherwise provided in the following paragraphs (b) and (d), be canceled and converted into the right to receive the Merger Consideration upon surrender and exchange of the certificates representing such Shares;

          (b) each Share held by the Company as treasury stock or owned by Merger Subsidiary or any other subsidiary of Buyer or the Company immediately prior to the Effective Time will be canceled, and no payment will be made with respect thereto;

          (c) each share of common stock of Merger Subsidiary outstanding immediately prior to the Effective Time will be converted and exchanged for one validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation; and

          (d) the Buyer Shares and the shares retained by the Continuing Stockholders will not be canceled as provided above, but will remain outstanding.

     Directors. The Merger Agreement provides that promptly upon the consummation of the Stock Purchase and the acceptance for payment by the Company of any Shares, Buyer will be entitled to designate the number of directors, rounded up to the next whole number, on the Company's Board of Directors that equals the product of (i) the total number of directors on the Company's Board of Directors (giving effect to the election of any additional directors to satisfy the requirement) and (ii) the percentage that the number of Shares owned by Buyer bears to the total number of Shares outstanding, and the Company shall take all action necessary to cause Buyer's designees to be elected or appointed to the Company's Board of Directors, including, without limitation, increasing the number of directors and seeking and accepting resignations of incumbent directors. At such times, the Company agrees to use its best efforts to cause individuals designated by Buyer to constitute the same percentage as such individuals represent on the Company's Board of Directors of (x) each committee of such Board (other than any committee of such Board established to take action under the Merger Agreement), (y) each Board of each subsidiary of the Company and (z) each committee of each such Board. Until the Effective Time, the Company agrees to retain as members of its Board of Directors at least two directors who are directors of the Company on the date of the Merger Agreement.

     Certificate of Incorporation and By-laws. The Merger Agreement provides that the Certificate of Incorporation and By-laws of the Company be, at the Effective Time, the Certificate of Incorporation and By-laws of the Surviving Corporation.

     Treatment of Stock Option Plans. The Merger Agreement provides for the following:

          (a) Immediately prior to the Effective Time, each outstanding employee stock option (an "Option") to purchase Shares granted under any employee stock option or compensation plan or arrangement of the Company are to be canceled, and each holder of any such Option, whether or not then vested or exercisable, will be paid by the Company at the Effective Time for each such Option an amount determined by multiplying (i) the excess, if any, of the Merger Consideration, which shall be an amount equal to the Offer Price, over the applicable exercise price of such Option, by (ii) the number of Shares subject to such Option.

          (b) Except as otherwise agreed to in writing by the parties to the Merger Agreement, (i) the Options and other equity plans will terminate as of the Effective Time and the provisions in any other plan, program or arrangement providing for the issuance or grant of any other interest in the capital stock of the Company or any Subsidiary are to be canceled as of the Effective Time, and (ii) the Company agrees to use its reasonable efforts to assure that following the Effective Time no participant in any of such plans, or other plans, programs or arrangements, will have any right to acquire equity securities of the Company, the Surviving Corporation or any subsidiary of either one of them.

     Agreements of the Company and Buyer. Pursuant to the Merger Agreement, the Company agrees to cause a meeting of its stockholders to be duly called and held as soon as reasonably practicable after the consummation of the Stock Purchase and the Offer for the purpose of voting on the approval and adoption of the Merger Agreement and the Merger unless a vote of stockholders of the Company is not required by Delaware law. In connection with such meeting, the Company agrees to (i) promptly, after the consummation of the Stock Purchase and the Offer, prepare and file with the Commission, use its best efforts to have cleared by the Commission and thereafter mail to its stockholders as promptly as practicable the proxy or information statement and all other proxy materials for such meeting, (ii) use its best efforts to obtain the necessary approvals by its stockholders of the Merger Agreement and the Merger and (iii) otherwise comply with all legal requirements applicable to such meeting.

     Except as provided for in the Merger Agreement, from the date of the Merger until the Effective Time, the Company and its subsidiaries agree to conduct their business in the ordinary course consistent with past practice and in compliance with all applicable laws and regulations and to use their best efforts to preserve intact their business organizations and relationships with third parties and to keep available the services of their present officers and employees. The Merger Agreement provides further that from the date of the Merger Agreement until the Effective Time:

      -- the Company will not adopt or propose any change in its Certificate of Incorporation or By-laws;

      -- except for the Merger, the Company will not, and will not permit any of its subsidiaries to, merge or consolidate with any other person or entity or acquire a material amount of assets of any other person or entity;

      -- the Company will not, and will not permit any of its subsidiaries to, sell, lease, license or otherwise dispose of any material assets or property except (i) pursuant to existing contracts or commitments and
          (ii) inventory in the ordinary course consistent with past practice;

      --  the Company will not, and will not permit any of its subsidiaries to,
          (i) take or agree or commit to take any action that would make any representation and warranty of the Company under the Merger Agreement inaccurate in any material respect at, or as of any time prior to, the Effective Time, or (ii) omit, or agree or commit to omit, to take any action necessary to prevent any such representation or warranty from being inaccurate in any material respect at any such time;

      -- the Company will not, and will not permit any of its subsidiaries to, agree or commit to do any of the foregoing; and

      -- the Company will not, and will not permit any of its subsidiaries to, take any of the following actions (other than the Offer and the Stock Purchase):

      -- declare, set aside or pay any dividend or other distribution with respect to any shares of capital stock of the Company, or repurchase, redeem or otherwise acquire any outstanding shares of capital stock or other securities of, or other ownership interests in, the Company or any of its subsidiaries (other than the quarterly dividends paid on the shares) or split, combination or reclassification of any of its capital stock or issuance or authorization of the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock;

      -- incur, assume or guarantee any indebtedness for borrowed money other than in the ordinary course of business and in amounts and on terms consistent with past practices;

      -- make any loan, advance or capital contribution to or investment in any person or entity other than advances to employees in the ordinary course of business consistent with past practice and other than loans, advances or capital contributions to or investments in wholly-owned subsidiaries of the Company made in the ordinary course of business consistent with past practices;

      -- cause damage, destruction or other casualty loss (whether or not covered by insurance) affecting the business or assets of the Company or any of its subsidiaries which, individually or in the aggregate, has had or could reasonably be expected to have a Material Adverse Effect (as defined herein);

      -- (i) make any grant of any severance or termination pay to any director, officer or employee of the Company or any subsidiary, (ii) enter into any employment, deferred compensation or other similar agreement (or any amendment to any such existing agreement) with any director, officer or employee of the Company or any of its subsidiaries, (iii) increase benefits payable under any existing severance or termination pay policies or employment agreements, (iv) increase compensation, bonus or other benefits payable to directors, officers or employees of the Company or any of its subsidiaries, or
          (v) enter into any collective bargaining agreements;

      -- issue, deliver, sell, pledge or otherwise encumber or subject to any lien any shares of the Company's or any of its subsidiaries' capital stock, any other voting securities or any securities convertible into, or any rights, warrants or options to acquire, any such shares, voting securities or convertible securities;

      -- enter into commitments for capital expenditures involving more than $100,000 in the aggregate except (i) as may be necessary for the maintenance of existing facilities, machinery and equipment in good operating condition and repair in the ordinary course of business,
          (ii) as reflected in the capital plan of the Company previously provided to Buyer, or (iii) tooling costs that are reimbursable by customer;

      -- change the accounting principles used by it unless required by generally accepted accounting principles of the United States consistently applied;

      -- make or rescind any express or deemed election or settlement or compromise of any claim or action relating to U.S. Federal, state or local taxes, or change any of its methods of accounting or of reporting income or deductions for U.S. Federal income tax purposes;

      -- satisfy any claims or liabilities, other than, in the ordinary course of business consistent with past practice, in accordance with their terms, liabilities reflected or reserved against in, or contemplated in, the consolidated financial statements (or the notes to the financial statements) of the Company included in any of the Company's Form 10-K's or Form 10-Q's or incurred in the ordinary course of business consistent with past practice;

      -- other than in the ordinary course of business consistent with past practice, (A) modify, amend or terminate any material contract, (B) waive, release, relinquish or assign any material contract, right or claim or (C) cancel or forgive any material indebtedness owed to the Company or any of its subsidiaries; provided, however, that the Company may not under any circumstance waive or release any of its rights under any standstill or confidentiality agreement to which it is party; or

      --  authorize, commit or agree to take, any of the foregoing actions.

     No Solicitation; Acquisition Proposals. Pursuant to the Merger Agreement, the Company agreed that it will not, nor will it permit any of its subsidiaries to, nor will it authorize (and will use its best efforts not to permit) any officer, director or employee of, or any investment banker, attorney or other advisor or representative of, the Company or any of its subsidiaries to (i) solicit, initiate or encourage (including by way of furnishing information), or take any other action designed or reasonably likely to facilitate, any inquiry or the making of any proposal which constitutes or reasonably may give rise to any inquiry, proposal or offer from any person other than the Buyer and Merger Subsidiary relating to any (A) direct or indirect acquisition or purchase of a business that constitutes 15% or more of the net revenues, net income or the assets of the Company and its subsidiaries, taken as a whole, (B) direct or indirect acquisition or purchase of 15% or more of any class of equity securities of the Company or any of its subsidiaries whose business constitutes 15% or more of the net revenues, net income or assets of the Company and its Subsidiaries, taken as a whole, (C) tender offer or exchange offer for Shares of any class of equity securities of the Company or any of its subsidiaries, or (D) merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company or any of its subsidiaries other than the transactions contemplated by the Merger Agreement (each, a "Takeover Proposal"), or (ii) participate in any discussions or negotiations regarding any Takeover Proposal; provided, however, that if at any time prior to the date the Company purchases Shares in the Offer (the "Offer Completion Date"), the Board of Directors of the Company determines in good faith, after consultation with outside counsel, that failure to do so would result in a breach of its fiduciary duties to the Company's stockholders under applicable law, the Company may, in response to any proposal made by a third party to acquire, for consideration consisting of cash and/or securities, more than 50% of the combined voting power of the shares of Common Stock of the Company then outstanding or all or substantially all the assets of the Company, and otherwise on terms which the Board of Directors of the Company determines in its good faith judgment (based on the advice of a financial advisor of nationally recognized reputation) to be more favorable to the Company's stockholders than the Offer and the Merger, and for which financing, to the extent required, is then committed or which, in the good faith judgment of the Board of Directors of the Company, is reasonably capable of being obtained by such third party (a "Superior Proposal"), which Superior Proposal was not solicited by the Company or which did not otherwise result from a breach of this section and subject to providing prior written notice of its decision to take such action to Buyer, (A) furnish information with respect to the Company and its subsidiaries to any person making a Superior Proposal pursuant to a customary confidentiality agreement, and (B) participate in discussions or negotiations regarding such Superior Proposal. Pursuant to the Merger Agreement, the Company, its affiliates and their respective officers, directors, employees, representatives and agents agreed to cease all existing activities, discussions and negotiations with any parties with respect to any Takeover Proposal and request the return of all confidential information regarding the Company provided to any such parties pursuant to the terms of any confidentiality agreement or otherwise.

     Indemnification; Directors' and Officers' Liability. From the Effective Time through the sixth anniversary of the date on which the Effective Time occurs, Buyer will cause the Surviving Corporation to indemnify and hold harmless each present and former officer, director, employee or agent of the Company, including, without limitation, each person or entity controlling any of the foregoing persons or entities (each, an "Indemnified Party"), against all claims, losses, liabilities, damages, judgments, fines, fees, costs or expenses, including, without limitation, attorneys' fees and disbursements, incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Effective Time (including, without limitation, the Merger Agreement, the Offer Documents (as defined in the Merger Agreement), the Transactions and the actions contemplated thereby and giving effect to the consummation of such transactions and actions), whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent permitted under the Certificate of Incorporation or By-Laws of the Company or indemnification agreements in effect on the date of the Merger Agreement, including provisions relating to advancement of expenses incurred in the defense of any claim, action, suit, proceeding or investigation. If any claim, action, suit, proceeding or investigation is brought against an Indemnified Party (whether arising before or after the Effective Time), the Indemnified Party may retain counsel satisfactory to such Indemnified Party and Buyer or the Surviving Corporation will advance the fees and expenses of such counsel for the Indemnified Party in accordance with the Certificate of Incorporation or By-Laws of the Company in effect on the date of the Merger Agreement. Buyer and the Company agree that all rights to indemnification and all limitations on liability existing in favor of any such officer, director, employee or agent as provided in the Company's Certificate of Incorporation and By-laws as in effect as of the date of the Merger Agreement survive the Merger and continue in full force and effect unless required to be amended under applicable law and except to make changes permitted by law that would enlarge an Indemnified Party's right to indemnification. Any determination required to be made with respect to whether a person or entity is entitled to indemnification is to be made by independent legal counsel selected mutually by such person or entity, and reasonably satisfactory to Buyer; provided, that Buyer will not be liable for any settlement effected without its written consent. On or prior to the Effective Time, Buyer agrees to cause the Surviving Corporation to pre-pay, at no expense to the beneficiaries, officers' and directors' liability insurance, which will be in effect for no less than six years after the Effective Time, in respect of acts or omissions occurring prior to the Effective Time covering each such person or entity currently covered by the Company's officers' and directors' liability insurance policy, on terms with respect to coverage and amount no less favorable than those of such policy in effect on the date of the Merger Agreement; provided, however, that in no event will Buyer be required to pay aggregate premiums for such insurance during such six-year period in excess of nine times the annual premium paid by the Company in 1998 for such purpose; provided, further, that if the aggregate premiums of such insurance coverage exceed such amount, Buyer will be obligated to obtain a policy with the best coverage available, in the reasonable judgment of the Board of Managers of Buyer, for a cost up to but not exceeding such amount. Buyer agrees to cause the insurance policy to be in full force and effect with the premiums therefor prepaid in full, which policy shall by its terms be noncancelable. Buyer agrees to cause the Surviving Corporation to continue to indemnify, in accordance with the Company's past practice, certain employees of the Company in respect of certain lawsuits described in the Merger Agreement.

     The Merger Agreement also provides that in the event any claim is made against any Indemnified Party, neither the Surviving Corporation nor Buyer will do anything that would forfeit, jeopardize, restrict or limit the insurance coverage available for that claim until the final disposition thereof. If any claim, action, suit, proceeding or investigation is made against any Indemnified Party, on or prior to the sixth anniversary of the Effective Time, the indemnity provisions will continue in effect until the final disposition of such claim, action, suit, proceeding or investigation. The Surviving Corporation and Buyer agree that if either of them (i) consolidates with or merges into any other person or entity and is not the continuing or the Surviving Corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any person or entity, proper provision will be made so that their successors and assigns succeed to the indemnity obligations prior to the consummation of such transaction.

     Best Efforts. Pursuant to the terms of the Merger Agreement and subject to the conditions thereof, the Company, Buyer and Merger Subsidiary agree to, and the Company agrees to cause each of its subsidiaries to, cooperate and each party will use its best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate the Merger and the Transactions.

     Representations and Warranties. The Merger Agreement contains various representations and warranties of the parties. These include representations and warranties by the Company with respect to, among other things, (i) corporate existence and power, (ii) corporate and governmental authorization, (iii) non-contravention, (iv) capitalization of the Company, (v) investments of the Company or any Subsidiary, (vi) SEC filings, (vii) financial information, (viii) disclosure documents, (ix) absence of certain changes or events, (x) no undisclosed material liabilities, (xi) litigation and permits, (xii) taxes,
(xiii) employee matters, (xiv) labor matters, (xv) compliance with laws, (xvi) finder's fees, (xvii) environmental matters, (xviii) property, (xix) insurance,
(xx) intellectual property, (xxi) material contracts, (xxii) the absence of a stockholders rights agreement, (xxiii) voting requirements with respect to the Transactions, (xxiv) opinion of financial advisor, (xxv) year 2000 issues,
(xxvi) transaction fees, and (xxvii) insider interests. The representations and warranties do not survive the closing of the Merger.

     Buyer and Merger Subsidiary are also making certain representations and warranties with respect to, among other things, (i) corporate existence and power, (ii) corporate and governmental authorization, (iii) non-contravention,
(iv) disclosure documents, (v) finder's fees, (vi) financing, (vii) share ownership, (viii) Merger Subsidiary's operations, and (ix) due diligence.

     Certain representations and warranties in the Merger Agreement are qualified as to "materiality" or "Material Adverse Effect." For the purposes of the Merger Agreement, "Material Adverse Effect" with respect to any person means a material adverse effect on the condition (financial or otherwise), business, assets or results of operations of the Company and the subsidiaries of the Company, taken as a whole, that is not a result of general changes in the economy or the industries in which the Company and its subsidiaries operate which prevents or materially delays the Company's ability to consummate the transactions contemplated in the Merger Agreement.

Conditions to Effect the Stock Purchase

     The Merger Agreement provides that the obligations of the Company and Buyer to effect the Stock Purchase are subject to the satisfaction or waiver on or prior to the closing of the Stock Purchase of the following conditions: the conditions to the offer described in the Offer to Purchase -- Section 12. Certain Conditions to the Offer" will have been satisfied and the Company will simultaneously with the closing of the Stock Purchase, purchase all Shares validly tendered and not withdrawn pursuant to the Offer, and no provision of any applicable law or regulation and no judgment, injunction, order or decree shall prohibit the consummation of the Merger (each party agrees to use its best efforts to have any such order reversed or injunction lifted).

     The obligations of Buyer to effect the Stock Purchase are also subject to the satisfaction (or waiver) at or prior to the closing of the Stock Purchase of each of the following additional conditions: the representations and warranties of the Company set forth in the Merger Agreement being true and correct as of the Expiration Date as though made on or as of such date, except (A) those representations and warranties that address matters only as of a particular date which are true and correct as of such date (unless they shall not be true and correct as of the specified date) or (B) where the failure of the representations and warranties (other than those representations and warranties set forth in the first sentence of the representation and warranty with respect to corporate existence and power, and in the representations and warranties with respect to corporate authorization, capitalization and disclosure documents, being true and correct (without giving effect to the materiality or material adverse effect limitations contained therein), individually or in the aggregate, do not have, and could not reasonably be expected to have, a Material Adverse Effect; the Company performing or complying in all material respects with all obligations and agreements, and complying in all materials respects with covenants, contained in the Merger Agreement to be performed or complied with by the Company prior to or on the closing of the Stock Purchase; the Company delivering a certificate of the Company, dated as of the closing of the Stock Purchase, signed by an executive officer of the Company to evidence satisfaction of the conditions set forth above; and all Directors of the Company tendering their resignations effective as of the closing of the Stock Purchase and being replaced by nominees acceptable to Buyer.

     The obligations of the Company to effect the Stock Purchase are also subject to the satisfaction (or waiver) at or prior to the closing of the Stock Purchase of each of the following additional conditions: the representations and warranties of Buyer set forth in the Merger Agreement being true and correct in all material respects on the closing of the Stock Purchase, with the same force and effect as though such representations and warranties had been made on and as of the closing of the Stock Purchase, except for representations and warranties that are made as of a specified date or time which shall be true and correct in all material respects only as of such specific date or time; Buyer performing in all material respects all obligations and agreements, and complying in all material respects with covenants, contained in the Merger Agreement to be performed or complied with by Buyer prior to or on the closing of the Stock Purchase; and the Company receiving certificates of Buyer, dated as of the closing of the Stock Purchase, signed by an executive officer of Buyer to evidence satisfaction of the conditions set forth above.

Conditions to Effect the Merger

     The Merger Agreement provides that the obligations of the Company, Buyer and Merger Subsidiary to effect the Merger are subject to the satisfaction or waiver on or prior to the closing of the Merger of the following conditions: if required by the DGCL and the Certificate of Incorporation, the Merger Agreement and the Transactions being duly adopted by the stockholders of the Company; any applicable waiting period under the HSR Act relating to the Merger expiring; no provision of any applicable law or regulation and no judgment, injunction, order or decree prohibiting the consummation of the Merger (each party agreeing to use its best efforts to have any such order reversed or injunction lifted); the Company accepting for payment Shares tendered pursuant to the Offer; Buyer having received or being reasonably satisfied that it will receive all material consents and approvals in connection with the consummation of the Merger or to enable the Surviving Corporation to continue to carry on the business of the Company and its subsidiaries as presently conducted in all material respects; and Buyer having purchased the Buyer Shares.

     Termination. The Merger Agreement may be terminated and the Transactions may be abandoned at any time prior to the Effective Time (notwithstanding any approval of the Merger Agreement by the stockholders of the Company):

          (a) by mutual written consent duly authorized by each of the Boards of Directors or Managers, as the case may be, of the Company and Buyer;

          (b) by either the Company or Buyer, if the Offer Completion Date has not occurred by the Outside Termination Date; provided, however, that the right to terminate this Agreement under this paragraph is not available to any party whose failure to fulfill any obligation under the Merger Agreement has been the cause of, or resulted in, the failure to meet the date requirements of this paragraph;

          (c) by either the Company or Buyer, if any judgment, injunction, order or decree enjoining Buyer or the Company from consummating the Merger or accepting for payment or paying for Shares in the Offer is entered by any Governmental Entity and such judgment, injunction, order or decree shall become final and nonappealable;

          (d) by either the Company or Buyer, if the Offer expires or is terminated or withdrawn pursuant to its terms without any Shares being purchased thereunder by the Company as a result of a failure of any of the conditions to the Offer set forth in the Offer to Purchase -- Section 12. Certain Conditions to the Offer." to be satisfied or waived prior to the Expiration Date or any extension thereof;

          (e) by the Company at any time prior to the Offer Completion Date, if Buyer or Merger Subsidiary materially breaches or fails in any material respect to perform or comply with any of its covenants and agreements contained in the Merger Agreement or breaches its representations and warranties in any material respect which materially adversely effects (or materially delays) the consummation of the Offer or the other Transactions, which breach or failure to perform cannot be or has not been cured within ten days of the receipt of written notice of such breach by Buyer or Merger Subsidiary from the Company; or

          (f) by Buyer at any time prior to the Offer Completion Date, if the Company materially breaches or fails in any material respect to perform or comply with any of its covenants and agreements contained in the Merger Agreement or breaches its representations and warranties in any material respect, which breach or failure to perform cannot be or has not been cured within ten days of the receipt of written notice of such breach by the Company from Buyer;

          (g) by the Company at any time prior to the Offer Completion Date, pursuant to a good faith determination of the Board of Directors of the Company, after the Company has received a Superior Proposal and after consultation with outside counsel, that failure to (A) withdraw or modify or propose publicly to withdraw or modify, in a manner adverse to Buyer, the approval or recommendation by such Board of Directors or such committee of the Offer, the Merger or the Merger Agreement, (B) approve or recommend, or propose publicly to approve or recommend, any Takeover Proposal or (C) cause or authorize the Company to enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement related to any Takeover Proposal; provided, however, that such termination under this clause will not be effective until payment of the fee listed in the Fees and Expenses section below and provided, further, that the Merger Agreement may not be terminated pursuant to this clause until the Expiration Date of the Offer; or

          (h) by Buyer or Merger Subsidiary at any time prior to the Offer Completion Date if, (A) the Board of Directors of the Company has (i) withdrawn or modified or changed in a manner adverse to Buyer its approval or recommendation of this Agreement, the Offer, the Merger or the other Transactions, (ii) approved or recommended, or proposed publicly to approve or recommend, a Takeover Proposal, (iii) caused or authorized the Company or any of its subsidiaries to enter into a Company Acquisition Agreement,
     (iv) approved the breach of the Company's non-solicitation obligations, or
     (v) resolved or publicly disclosed any intention to take any of the foregoing actions, or (B) Bowles Hollowell has withdrawn or modified or changed in a manner adverse to Buyer its opinion relating to the Merger Consideration.

     Expenses and Termination Fee. The Merger Agreement provides that except as otherwise provided in this section, all costs and expenses incurred in connection with the Merger Agreement are to be paid by the party incurring such cost or expense. All costs and expenses related to the preparation, printing, filing and mailing (as applicable) of the Offer documents and all SEC filing fees are to be considered to be costs and expenses of Buyer.

     The Merger Agreement provides that the Company will pay to Buyer an amount equal to $3,000,000 (the "Termination Fee") plus up to $1,000,000 of Buyer's documented expenses in any of the following circumstances:

          (a) The Merger Agreement is terminated pursuant to the provisions of paragraphs (g) and (h) in the section entitled "Termination" above.

          (b) The Merger Agreement is terminated by either Buyer or the Company if the Offer Completion Date has not occurred by June 30, 1999; provided, however, that the right to terminate this Agreement under this paragraph is not available to any party whose failure to fulfill any obligation under the Merger Agreement has been the cause of, or resulted in, the failure to meet the date requirements of this paragraph, and each of the following items occurs:

             (i) at the time of such termination the Minimum Condition has not been satisfied,

             (ii) at the time of such termination the Company shall not have the right to terminate the Merger Agreement pursuant to paragraph (e) in the section entitled "Termination" above,

             (iii) prior to such termination, a Takeover Proposal involving at least 50% of the assets of the Company and its subsidiaries, taken as a whole, or 50% of any class of equity securities of the Company (any such Takeover Proposal, a "Competing Proposal"), is (A) publicly disclosed or has been made directly to stockholders of the Company, or (B) any person or entity (including without limitation the Company or any of its subsidiaries) publicly announces an intention (whether or not conditional) to make such a Competing Proposal, and

             (iv) prior to or within 12 months after the termination of the Merger Agreement, the Company or one of its subsidiaries enters into a Company Acquisition Agreement or the transactions contemplated by a Competing Proposal are consummated.

          (c) The Merger Agreement is terminated by either Buyer or the Company pursuant to the provisions of paragraph (d) in the section entitled "Termination" above, and each of the following items occurs:

             (i) at the time of such termination the Minimum Condition has not been satisfied,

             (ii) at the time of such termination the Company shall not have the right to terminate the Merger Agreement pursuant to paragraph (e) in the section entitled "Termination" above,

             (iii) prior to such termination a Takeover Proposal Event has occurred, and

             (iv) prior to or within 12 months after the termination of the Merger Agreement, the Company or one of its subsidiaries enters into a Competing Proposal Agreement or the transactions contemplated by a Competing Proposal are consummated.

          (d) The Merger Agreement is terminated by Buyer at any time prior to the Offer Completion Date, if the Company materially breaches or fails in any material respect to perform or comply with any of its covenants and agreements contained in the Merger Agreement or breaches its representations and warranties in any material respect, which breach or failure to perform cannot be or has not been cured within ten days of the receipt of written notice of such breach by the Company from Buyer, and each of the following items occurs:

             (i) prior to such termination a Takeover Proposal Event has occurred, and

             (ii) prior to or within 12 months after the termination of the Merger Agreement, the Company or one of its subsidiaries enters into a Competing Proposal Agreement or the transactions contemplated by a Competing Proposal are consummated unless, in either case, the purchaser pursuant to such Competing Proposal Agreement or otherwise, waives the breach (or failure) of the representation, warranty, covenant or agreement that constituted the basis for Buyer's termination, so long as the Company's breach or failure was not intentional.

     Amendments; No Waivers. The Merger Agreement provides that any provision of the Merger Agreement may be amended or waived prior to the Effective Time if such amendment or waiver is in writing and signed, in the case of an amendment, by the Company, Buyer and Merger Subsidiary or in the case of a waiver, by the party against whom the waiver is to be effective; provided that after the adoption of this Agreement by the stockholders of the Company, no such amendment or waiver will, without the further approval of such stockholders, alter or change (i) the amount or kind of consideration to be received in exchange for any shares of capital stock of the Company, or (ii) any of the terms or conditions of this Agreement if such alteration or change could adversely affect the holders of any shares of capital stock of the Company.

STOCKHOLDERS AGREEMENT

     Buyer and Merger Subsidiary have entered into a Stockholders Agreement with the Continuing Stockholders, providing, subject to certain conditions, for (i) the tender by the Continuing Stockholders of certain of the Shares owned or controlled by them within 5 business days of the commencement of the Offer, (ii) the agreement by the Continuing Stockholders not to tender certain of the Shares owned or controlled by them and (iii) the grant of an irrevocable proxy to Buyer by the Continuing Stockholders to vote all Shares owned or controlled by them at the time of the Stockholders' Meeting in favor of the Merger. See Offer to Purchase -- "SPECIAL FACTORS -- The Merger Agreement and the Stockholders Agreement."

ITEM 4.  THE SOLICITATION OR RECOMMENDATION

     (a) Recommendation of the Board. The Board at a special meeting held on April 26, 1999 unanimously (i) determined that the Offer and the Merger are fair to, and in the best interests of, the stockholders of the Company, (ii) approved the Merger Agreement, the Stockholders Agreement and the Transactions and (iii) recommended that the Company's stockholders accept the Offer and tender their Shares thereunder.

     (b) Background; Factors Considered by the Board in Reaching its Recommendation.

     In early 1998, Daniel W. Brady, the Company's Chief Executive Officer, and Samuel M. Berry, the Company's President and Chief Operating Officer, noted several significant changes taking place in the automotive industry, which were potential obstacles to the future growth prospects for the Company. These included the expressed goal of the major automotive manufacturers to reduce their number of suppliers, favoring larger companies who were capable of supplying component systems and companies with a global presence. In addition, the merger activity taking place among automotive suppliers in response to these trends was increasing. In subsequent months, Mr. Brady began to gather information on acquisition and merger transactions involving automotive component suppliers and on prices being paid for such suppliers from publicly available reports and industry seminars.

     On April 22, 1998, at a regular Board meeting, Mr. Brady initiated a discussion regarding the trends affecting the Company and its business, including automotive supplier consolidation and the increasing importance of size and a global presence for continued growth. He also expressed his opinion that the private sale value of the Company may be substantially greater than the public value of Hilite. Mr. Brady indicated that since Hilite went public in January 1994 at $9.00 per share, the earnings of the Company had almost doubled, but that the current market price of the stock was at only $8.00 per share, $1.00 per share less than the Company's initial public offering price. Thereafter, the Board discussed the issues raised by Mr. Brady and concluded that the Company's stock price was undervalued in the public markets and did not reflect the Company's operating results. The Board determined that such undervaluation was in part attributable to generally low multiples for small-cap companies and, specifically, for automotive components suppliers, as well as the limited public float for the Shares. Acknowledging its primary goal of maximizing stockholder value over the long term, the Board encouraged Messrs. Brady, Berry and James E. Lineberger to explore the Company's strategic options, including the option of selling the Company.

     During May and June 1998, Messrs. Brady, Berry and Lineberger interviewed and requested presentations from several investment banking firms, some of which they had met with earlier to discuss strategic alternatives for the Company. Three firms made presentations with respect to the Company. These presentations indicated that the stockholders of the Company could realize significantly higher value for their shares through the sale of the Company rather than through trading such shares in the public markets.

     At a regular meeting of the Board on July 1, 1998, the investment banking presentations were evaluated and discussed. Mr. Brady reported that, because of the Company's excellent operating results, the currently strong automotive market and the intense merger and acquisition activity taking place in the auto industry, it was an excellent time for the Board to consider its strategic options. He then made a recommendation that the Board engage Bowles Hollowell for the purpose of pursuing options for maximizing stockholder value including the possible sale of the Company. The Board discussed this recommendation as well as the merits of the proposal made by another investment bank. The Board unanimously authorized Mr. Brady to negotiate and enter into on behalf of the Company an engagement letter with Bowles Hollowell. On July 28, 1998, the Company and Bowles Hollowell signed an engagement letter.

     From August 1998 through January 1999, Bowles Hollowell conducted due diligence on the Company and, together with the Company's management, developed a summary of the Company, its history and projections for future growth to present to potential purchasers. The Company also assembled in one location on its premises the primary documents a potential purchaser would be interested in reviewing when conducting its own due diligence review of the Company. However, from October through December 1998, the process of identifying strategic alternatives proceeded along a slower path than originally envisioned, as the Company's attention was focused on resolving an issue with a major customer. As that situation may have had an effect on the sale price of the Company, contacting potential purchasers was delayed until the issue was settled in December 1998, without a material effect on the Company.

     On November 18, 1998, Mr. Brady updated the Board on Bowles Hollowell's work and presented a list of potential buyers to the Board for review. Subsequent to the meeting, Board members contacted Mr. Brady with suggested additions or changes to the list. On November 23, 1998, John Creamer, an outside director, and Mr. Brady reviewed the list and suggested certain changes to Bowles Hollowell.

     Also, on November 18, 1998, Mr. Brady submitted to the Company's Compensation Committee proposed Change in Control Retention Bonus, Non-competition and Severance Agreements for key Company management and for Lineberger & Co. LLC, a strategic consultant affiliated with the Company's Chairman of the Board which is under contract with the Company. The proposed agreements with management included a non-compete provision, which was intended to protect both the Company and any prospective purchaser of the Company from competition by these individuals for a specified time. The Board's primary reasons for considering these proposed agreements were to insure the retention of key management during a period of uncertainty that could result in a change of control of the Company and to provide motivation for them to maximize stockholder value. Additionally, the Board determined that the agreements would
(i) acknowledge the importance of the management team to the value of the Company, (ii) provide a measure of security for anyone not being retained by a new owner and (iii) provide additional value to a prospective purchaser of the Company by determining the amount of severance costs that would be payable by the Company for employees who would not be retained. The Compensation Committee revised the agreements to provide that the change of control bonus payable pursuant to such agreements would be paid only if the price per share paid to the stockholders in the transactions giving rise to the change in control was at least a 15% premium over the trading price of the Company's stock at the close of business on that day or over the average of the closing prices for the thirty day period beginning 60 days prior to Board's approval of a change in control. The Compensation Committee approved these agreements as revised and the agreements were subsequently approved by the Board. These agreements were executed in December 1998 and January 1999.

     On January 12, 1999, Bowles Hollowell began to initiate contact with a number of potential purchasers for the Company, including both financial and strategic buyers. This process continued through March 11, 1999. During this process, 102 companies were contacted, of which 40 signed confidentiality agreements and were sent certain confidential information for review. Six companies, all financial buyers, submitted indications of interest. These companies visited the Company's corporate office and main plant outside Dallas, Texas where they received a plant tour and presentations by management. They were also given the opportunity to review the due diligence information assembled by the Company.

     On February 4, 1999, Mr. Brady reviewed the status and timetable of the solicitation process with the Board at its regular meeting. At the meeting, the Board also discussed severance compensation for the outside directors in the event of a change of control of the Company. After such discussions, the Board (not including the outside directors) approved a termination bonus for each of the three outside directors upon a sale or merger of the Company. The bonus is equal to the excess, if any, of the merger consideration paid per share over the closing bid price per share of the Company's common stock on the date of the meeting ($9 5/8 per Share) multiplied by a number assigned to each director ranging from 7,500 to 10,000.

     On March 11, 1999, Bowles Hollowell requested final bids and comments to a draft merger agreement that the Company and its counsel had prepared from the six most interested parties and established a deadline for final bids of March 24, 1999. The letter that Bowles Hollowell distributed included an update of the Company's financial results through February 1999 and stated that the objective of the Board was to agree upon terms which result in the highest possible value to the Company's stockholders and to consummate a transaction expeditiously. The letter established guidelines for the proposals, including stating a specific price per share for all the issued and outstanding shares of common stock and common stock options, the source of financing supported by third party commitment letters, the additional due diligence required and identification of any changes to the proposed purchase agreement or the structure of the transaction. The letter concluded by stating that it was the Company's intention to enter into exclusive negotiations with the party whose proposal was considered the most attractive by the Board. Three bids were subsequently received by the deadline.

     After the bid proposals were received, Bowles Hollowell prepared a report for the Board that described the competitive process leading up to these bids and which summarized the bids and compared them to each other and to other recent transactions involving public automotive components suppliers. This report, which included copies of each bid, was sent to each Board member for evaluation. In addition, the Company's counsel was asked to review the legal comments made by each bidder to the draft acquisition agreement.

     A telephonic meeting of the Board was held on March 29, 1999 to discuss the solicitation process and the bids received. At this meeting, the Board was advised that the proposals received reflected prices ranging from $13.13 to $14.25 per share, with an investment group led by Carreras, Kestner & Co., LLC ("CK & Co.") bidding $14.25 per share in cash for all of the outstanding Shares. The Board discussed the various financing and other contingencies included in each bid and was given an opportunity to ask questions of Bowles Hollowell and legal counsel regarding such bids. After discussion, the Board unanimously (with one director absent) authorized management to enter into detailed discussions and negotiations exclusively with CK & Co. for the purpose of concluding a definitive agreement for subsequent submission to the Board for approval.

     Between March 29, 1999 and April 22, 1999, management of the Company, together with Bowles Hollowell and legal counsel, began to negotiate the specific terms of the transaction other than price. During that period, CK & Co. indicated its desire to structure the transaction to qualify for recapitalization accounting. In order to obtain this accounting treatment, certain of the Company's existing stockholders would be required to maintain an equity interest in the Company after consummation of the Transactions. CK & Co., after discussions with the Continuing Stockholders about their willingness to retain an equity position in the recapitalized Company, proposed to restructure their offer to provide for a tender offer by the Company for all of its outstanding Shares and a simultaneous closing of the Stock Purchase and the Debt Financing. The Company and CK & Co. engaged in extensive discussions regarding this transaction structure and ultimately agreed to proceed based on CK & Co.'s proposed structure. In order to facilitate this structure and induce Buyer to enter into these Transactions, the Continuing Stockholders agreed to retain certain of their Shares which in the aggregate represents 2.9% of the outstanding Shares. These retained Shares are expected to represent approximately 7.8% of the outstanding common stock of the Company after consummation of the Transactions. During April 1999, the Company and Buyer continued to negotiate the various terms of the Merger Agreement, including the conditions to the Offer, termination rights and the amount and triggers of a break-up fee requested by the Buyer. As a result of these negotiations, the Company reduced the amount of the break-up fee requested by Buyer and narrowed certain of the payment triggers for the fee. As the negotiations regarding the Merger Agreement progressed, each of the Board members received periodic updates from Mr. Brady regarding the status of the negotiations.

     On April 22, 1999, a telephonic meeting of the Board was held and the status of the negotiations was reviewed, including the changes to the structure of the transaction. Bowles Hollowell reviewed with the Board the financial analyses performed by Bowles Hollowell in connection with its evaluation of the proposed transaction and indicated that it was in a position to be able to render an opinion that the Offer Price was fair from a financial point of view to the holders of Shares (other than the Continuing Stockholders with respect to their retained Shares). At this time, the Board engaged in discussions with Bowles Hollowell and legal counsel regarding the negotiations and the proposed transactions. The Board then considered the financial performance of the Company for the third fiscal quarter ended March 31, 1999, which the Company was in the process of finalizing. The report indicated that the results would be extremely positive with the Company reporting an increase in sales of 16% and an increase in earning per share of 33% over the third quarter of fiscal 1998. Management explained that these results were higher than anticipated, but indicated that it was unlikely that these results could be sustained in the next quarter. The Board then asked Bowles Hollowell if these results would affect its evaluation of the fairness of the Offer Price and Bowles Hollowell preliminarily advised that it would not, but agreed to perform additional analyses to discuss with the Board before it approved the Transactions. The Board then unanimously (with one director absent) agreed to authorize management to complete negotiations with CK & Co. regarding the Merger Agreement and to prepare for release of the third quarter results to the public as expeditiously as possible. Negotiations between the Company and Buyer regarding the terms of the Merger Agreement continued through April 26, 1999.

     On April 26, 1999, the Disinterested Directors held a telephonic meeting with Bowles Hollowell and with legal counsel, at which the Disinterested Directors were given a separate opportunity to evaluate the proposed transaction, its structure and its fairness. In connection with this evaluation, the Disinterested Directors reviewed the interests of the Continuing Stockholders in the Transactions and determined that the retained ownership of Shares by the Continuing Stockholders at the agreed upon level (7.8% of the recapitalized Company or 2.9% of the outstanding Shares prior to the recapitalization) did not affect their assessment that the Transactions were fair to the Company's stockholders. In reaching this determination, the Disinterested Directors acknowledged that the Transactions would eliminate the opportunity for the stockholders, other than the Continuing Stockholders, to participate in the future growth of the Company, but also recognized that the Transactions would limit the stockholders' exposure to the risks of any future decrease in the value of the Company. In addition, the Disinterested Directors focused on the fact that the Offer Price was determined prior to any discussions regarding the Continuing Stockholders' retention of certain Shares to facilitate recapitalization accounting treatment. Bowles Hollowell, after performing additional analyses and taking into consideration the Company's third quarter results, advised the Disinterested Directors that such analyses and considerations did not effect its original determination as to the fairness of the Offer Price and the Transactions. After consideration of Bowles Hollowell's updated analysis, the Disinterested Directors reaffirmed that the Offer Price was determined before the negotiations that resulted in the Continuing Stockholders maintaining their interests in the Company, agreed that the Offer and Merger were fair to, and in the best interests of, the stockholders, and unanimously recommended that the Board approve the Transactions. Following the Disinterested Directors meeting, the full Board met with Bowles Hollowell and legal counsel. Bowles Hollowell reviewed with the Board the updated analysis presented to the Disinterested Directors and rendered to the Board an oral opinion (which opinion was subsequently confirmed by delivery of a written opinion dated April 26, 1999) to the effect that, as of the date of such opinion and based upon and subject to certain matters stated therein, the Offer Price was fair from a financial point of view to the holders of the Shares (other than the Continuing Stockholders with respect to their retained Shares). Thereafter, the directors unanimously determined, after giving careful consideration to a number of factors including the recommendation of the Disinterested Directors, that the Transactions, taken together, were fair to, and in the best interests of, the Company and its stockholders, and unanimously approved the Transactions.

     On April 26, 1999, the Company entered into the Merger Agreement with Buyer and Merger Subsidiary and the Continuing Stockholders entered into the Stockholders Agreement with Buyer and Merger Subsidiary. The Company publicly announced the proposed Transactions prior to the commencement of trading of the Company's stock on April 27, 1999.

     In determining that the Transactions, taken together, are fair to, and in the best interests of, the stockholders of the Company, the Board of Directors considered, among other things, the following:

          (i) that the $14.25 per Share price represents a premium of approximately 31% over the closing price of the Shares on Nasdaq on April 26, 1999, the last day of trading prior to the announcement of the Offer, and a premium of approximately 35% over the average of the closing prices of the Shares on Nasdaq for the thirty trading days ending on April 26, 1999;

          (ii) the financial and other terms and conditions of the Merger Agreement, the Offer and the Merger, including the amount and form of the consideration being offered, the parties' representations, warranties and covenants and the conditions to their respective obligations;

          (iii) the financial condition, results of operations, cash flows and prospects of the Company, as well as the Boards' knowledge of the business, operations, assets and properties of the Company on both a historical and prospective basis;

          (iv) the recent and historical market prices and trading volume of the Company's common stock and the premium to such market prices represented by the Offer Price;

          (v) the current status of the industry in which the Company competes, including significant trends affecting such industry, and the Company's position in that industry;

          (vi) the financial resources and business reputation of the Buyer and its ability to obtain funding for the Offer and complete the Merger in a timely manner;

          (vii) the extensive solicitation and auction process leading up to the Buyer's bid, which was considered by the Board to be the most attractive bid made for the Company, and the arms-length negotiations between Buyer and the Company that resulted in the Merger Agreement and the Offer Price;

          (viii) the fact that the Merger Agreement permits the Company's Board, in the exercise of its fiduciary duties, to terminate the Merger Agreement in favor of a superior proposal and that the break-up fee payable upon such termination ($3,000,000 plus up to $1,000,000 of documented expenses) would not effectively preclude a superior proposal;

          (ix) the opinion of Bowles Hollowell dated April 26, 1999, attached as
     Schedule II to the Company's Information Statement which is annexed hereto as Annex A and incorporated herein by reference, to the effect that based upon their analysis and subject to certain matters stated therein, the Offer Price to be received by the stockholders of the Company pursuant to the Transactions (other than the Continuing Stockholders with respect to their retained Shares) is fair from a financial point of view to such stockholders. HOLDERS OF SHARES ARE URGED TO READ THE BOWLES HOLLOWELL OPINION CAREFULLY AND IT ITS ENTIRETY;

          (x) the view of the Board, based in part upon the presentations of Bowles Hollowell, that after taking into consideration the extensive solicitation and auction process completed by the Company, it would be unlikely that a superior proposal would be presented;

          (xi) the alternatives available to the Company, including continuing to maintain the Company as an independent company and the possibility that if the Company remained as an independent public corporation, the price that might be received by the holders of the Shares in the open market or in a future transaction might be less than the Offer Price because of a decline in the market price of the Shares or the stock market in general; and

          (xii) the fact that the Continuing Stockholders agreed to tender approximately 97% of their Shares (excluding Employee Options) in the Offer.

     The foregoing discussion of factors considered by the Board is not intended to be exhaustive. The Board did not assign relative weights to the above factors nor determined that any factor was of particular importance. Rather, the Board viewed its position and recommendations as being based on the totality of the information presented and considered by it. In addition, it is possible that different members of the Board assigned different weights to the factors.

ITEM 5.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

     The Company has retained Bowles Hollowell Conner & Company to act as its financial advisor in connection with the Offer and the Merger. Pursuant to the terms of their engagement, the Company has agreed to pay its financial advisor a fee of $1,641,839 less a retainer amount of $75,000, payable upon consummation of the Merger. The Company has agreed to reimburse its financial advisor for reasonable expenses incurred in connection with the Merger and the transactions contemplated thereby.

     Neither the Company nor any person acting on its behalf has employed, retained or compensated any other person to make solicitations or recommendations to stockholders on its behalf concerning the Offer or the Merger.

ITEM 6.  RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES

     (a) To the Company's knowledge, the only transactions in the Shares effected during the past 60 days by the Company or its executive officers, directors, affiliates or subsidiaries is as follows: on February 22, 1999,

Ronald Assaf, a director of the Company, transferred 45,000 Shares to a trust for the benefit of a family member.

     (b) To the Company's knowledge, all of the Company's executive officers, directors, affiliates and subsidiaries (other than the Continuing Stockholders, as defined in the Offer to Purchase, with respect to the retained Shares) currently intend to tender all Shares which are held of record or beneficially owned by such persons pursuant to the Offer, other than shares, if any, held by such persons which, if tendered would cause such persons to incur liability under the provisions of Section 16(b) of the Securities Exchange Act of 1934, as amended. Pursuant to the terms of the Stockholders Agreement, the Continuing Stockholders have agreed to tender into the Offer Shares beneficially owned by them approximating 73% of the Shares outstanding and have agreed not to tender Shares beneficially owned by them approximating 2.9% of the Shares outstanding.

ITEM 7.  CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY

     (a) Prior to entering into the Merger Agreement, the Company had preliminary contacts with other entities that had expressed interest in the Company. Upon execution of the Merger Agreement, the Company ceased contacts with such other entities. No discussions are underway or are being undertaken by the Company in response to the Offer that relate to or would result in (i) an extraordinary transaction, such as a merger or reorganization, involving the Company or its subsidiary; (ii) a purchase, sale or transfer of a material amount of assets of the Company or its subsidiary, (iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

     (b) Except as set forth above, there is no transaction, Board resolution, agreement in principle or signed contract in response to the Offer that relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization, involving the Company or its subsidiary; (ii) a purchase, sale or transfer of a material amount of assets of the Company or its subsidiary,
(iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED

     (a) An Information Statement attached as Annex A hereto is being furnished in connection with the possible designation by the Buyer, pursuant to the Merger Agreement, of certain persons to be appointed to the Company's Board other than at a meeting of the Company's Stockholders.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS

(a)(1) Commitment Letter, dated April 20, 1999, from First Union Investors, Inc. Filed as Exhibit (a)(1) to Schedule 13E-3 filed by the Company with the Securities and Exchange Commission on May 3, 1999 and incorporated herein by reference.

(a)(2) Commitment Letter, dated April 20, 1999, from First Union Capital Markets Corp. Filed as Exhibit (a)(2) to Schedule 13E-3 filed by the Company with the Securities and Exchange Commission on May 3, 1999 and incorporated herein by reference.

(b)(1)  Fairness Opinion of Bowles Hollowell. Filed as Exhibit (b)(1) to
        Schedule 13E-3 filed by the Company with the Securities and Exchange Commission on May 3, 1999 and incorporated herein by reference.

(b)(2) Presentation of Bowles Hollowell, dated April 22, 1999 and as updated on April 26, 1999. Filed as Exhibit (b)(2) to Schedule 13E-3 filed by the Company with the Securities and Exchange Commission on May 3, 1999 and incorporated herein by reference.

(c)(1) Agreement and Plan of Merger, dated as of April 26, 1999, by and among the Company, Merger Subsidiary and Buyer. Filed as Exhibit (c)(1) to
        Schedule 13E-3 filed by the Company with the Securities and Exchange Commission on May 3, 1999 and incorporated herein by reference.

(c)(2) Stockholders Agreement, dated as of April 26, 1999, by and among Buyer, Merger Subsidiary and the Continuing Stockholders of the Company listed on Schedule A thereto. Filed as Exhibit (c)(2) to the Schedule 13E-3 filed by the Company with the Securities and Exchange Commission on May 3, 1999 and incorporated herein by reference.

(d)(1) Offer to Purchase, dated May 3, 1999. Filed as Exhibit d)(1) to Schedule 13E-3 filed by the Company with the Securities and Exchange Commission on May 3, 1999 and incorporated herein by reference. +

(d)(2)  Letter of Transmittal, dated May 3, 1999. Filed as Exhibit (d)(2) to
        Schedule 13E-3 filed by the Company with the Securities and Exchange Commission on May 3, 1999 and incorporated herein by reference. +

(d)(3)  Notice of Guaranteed Delivery, dated May 3, 1999. Filed as Exhibit
        (d)(3) to Schedule 13E-3 filed by the Company with the Securities and Exchange Commission on May 3, 1999 and incorporated herein by reference. +

(d)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated May 3, 1999. Filed as Exhibit (d)(4) to Schedule 13E-3 filed by the Company with the Securities and Exchange Commission on May 3, 1999 and incorporated herein by reference. +

(d)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated May 3, 1999. Filed as Exhibit (d)(5) to Schedule 13E-3 filed by the Company with the Securities and Exchange Commission on May 3, 1999 and incorporated herein by reference. +

(d)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9. Filed as Exhibit (d)(6) to Schedule 13E-3 filed by the Company with the Securities and Exchange Commission on May 3, 1999 and incorporated herein by reference. +

(d)(7) Summary Advertisement as published in the Wall Street Journal on May 3, 1999. Filed as Exhibit (d)(7) to Schedule 13E-3 filed by the Company with the Securities and Exchange Commission on May 3, 1999 and incorporated herein by reference.

(d)(8)  Press Release issued by the Company on April 27, 1999. Filed as Exhibit
        (d)(8) to the Schedule 13E-3 filed by the Company with the Securities and Exchange Commission on May 3, 1999 and incorporated herein by reference.

(d)(9) Letter to the Company's Stockholders from Daniel W. Brady, Chief Executive Officer of the Company, dated May 3, 1999. Filed as Exhibit
        (a)(1) to Schedule 13E-3 filed by the Company with the Securities and Exchange Commission on May 3, 1999 and incorporated herein by reference. +

(e) Section 262 of the DGCL. Filed as Exhibit (a)(1) to the Schedule 13E-3 filed by the Company with the Securities and Exchange Commission on May 3, 1999 and incorporated herein by reference. +
---------------
+ Included with copies of the Offer to Purchase which was mailed to the Company's Stockholders on May 3, 1999.

                                   SIGNATURE

     After reasonable inquiry and the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          HILITE INDUSTRIES, INC.

                                          /s/ SAMUEL M. BERRY

                                          --------------------------------------
                                          By: Samuel M. Berry
                                          President, Chief Operating Officer and
                                          Director

Dated: May 20, 1999

                                                                         ANNEX A

                            HILITE INDUSTRIES, INC.
                              1671 SOUTH BROADWAY
                            CARROLLTON, TEXAS 75006

                          ---------------------------

                INFORMATION STATEMENT PURSUANT TO SECTION 14(f)
                   OF THE SECURITIES EXCHANGE ACT OF 1934 AND
                             RULE 14f-1 THEREUNDER

     This Information Statement is being mailed on or about May 20, 1999, as part of the Solicitation/ Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") to the holders of shares (the "Shares") of common stock, $0.01 par value (the "Common Stock"), of Hilite Industries, Inc., a Delaware corporation (the "Company"). Capitalized terms used herein and not otherwise defined herein shall have the meanings ascribed to them in the Schedule 14D-9. You are receiving this Information Statement in connection with the possible election of persons designated (the "Designees") by the Buyer to a majority of the seats on the board of directors of the Company (the "Board"). Such designation is to be made pursuant to the Merger Agreement.

     This information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder. You are urged to read this information statement carefully. However, you are not required to take any action.

     Pursuant to the Merger Agreement, Buyer and Merger Subsidiary have commenced the Offer. The Offer is scheduled to expire at 12:00 Midnight, New York City time on May 28, 1999, unless the Offer is extended. Following the successful completion of the Offer, Merger Subsidiary will be merged with and into the Company ("Merger"). A detailed description of the Merger Agreement is set forth in Item 3 of the Company's Schedule 14D-9 which is being delivered concurrently herewith.

     The information contained in this Information Statement (including the information listed on Schedule I attached hereto) concerning the Buyer, Merger Subsidiary and the Designees have been furnished to the Company by the Buyer, Merger Subsidiary and the Designees. The Company assumes no responsibility for the accuracy of such information.

     The Company's Common Stock is the only class of voting securities of the Company outstanding. Each Share entitles its record holder to one vote. As of March 31, 1999 there were 4,900,000 issued and outstanding shares of the Company's Common Stock.

                   GENERAL INFORMATION REGARDING THE COMPANY

GENERAL

     The Board is currently comprised of six members. Pursuant to the Company's bylaws (the "Bylaws"), directors are elected annually. All directors of the Company hold office until the election and qualification of their successors.

DESIGNEES TO THE COMPANY'S BOARD

     The Merger Agreement provides that Buyer will be entitled to designate the number of directors, rounded up to the next whole number, on the Company's Board of Directors that equals the product of (i) the total number of directors on the Company's Board of Directors (giving effect to the election of any additional directors pursuant to this Section) and (ii) the percentage that the number of Shares owned by Buyer bears to the total number of Shares outstanding, and the Company shall take all action necessary to cause Buyer's designees to be elected or appointed to the Company's Board of Directors, including, without limitation, increasing the number of directors and seeking and accepting resignations of incumbent directors. The Company has further agreed to use its best efforts to cause individuals designated by Buyer to constitute the same percentage as such individuals represent on the Company's Board of Directors of (x) each committee of the Board (other than any committee of the Board established to take action under this Agreement), (y) the board of directors of the subsidiary of the Company and (z) each committee of each such board. Until the Merger has been completed and the certificate of merger filed with the Secretary of State of the state of Delaware, the Company shall retain as members of its Board of Directors at least two directors who are directors of the Company on the date of the Merger Agreement (the "Company Designees").

     Buyer has informed the Company that Buyer will choose Buyer's designees from the list of persons set forth on Schedule 1 attached hereto and incorporated herein by reference. With respect to the Buyer's designees,
Schedule 1, prepared from information furnished to the Company by Buyer, sets forth the name, age, present principal occupation or employment and five-year employment history for each of the persons who may be designated by Buyer as Buyer's designees. Each of Buyer's designees is a United States citizen. If necessary, the Buyer may choose additional or other Buyer's designees, subject to the requirements of Rule 14f-1. Unless otherwise indicated below, the business address of each person is Terminal Tower, 50 Public Square, 32nd Floor, Cleveland, Ohio 44113.

     Buyer has advised the Company that to the best knowledge of the Buyer and Merger Subsidiary, none of the Buyer's designees is currently a director of, nor holds any position with, the Company, and, none of Buyer's designees beneficially owns any securities (or rights to acquire any securities) of the Company or, other than the Offer and the Merger which has been disclosed in the
Schedule 13E-3 and Schedule 13E-4 and the Exhibits thereto, has been involved in any transactions with the Company or any of its directors, executive officers or affiliates that are required to be disclosed pursuant to the rules of the Securities and Exchange Commission ("SEC"). None of the Buyer's designees have any family relationship with any director or executive officer of the Company.

     Buyer has advised the Company that each of the persons listed on Schedule 1 has consented to act as a director, and that none of such persons have during the last five years been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws or is involved in any other legal proceeding which is required to be disclosed under Item 401(f) of Regulation S-K promulgated by the SEC.

     It is expected that the Buyer's designees may assume office at any time following the purchase by Buyer of a majority of the outstanding Shares pursuant to the Offer, and that, upon assuming office, Buyer's designees will thereafter constitute at least a majority of the Company's Board.

DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

     The following table sets forth information about each current executive officer and director of the Company:

                    NAME                        AGE             POSITION WITH THE COMPANY
                    ----                        ---             -------------------------
James E. Lineberger..........................   62    Chairman of the Board of Directors
Daniel W. Brady..............................   59    Vice Chairman of the Board of Directors and
                                                      Chief Executive Officer
Samuel M. Berry..............................   61    President, Chief Operating Officer and
                                                      Director
Ronald G. Assaf..............................   63    Director
James D. Gerson..............................   55    Director
John F. Creamer..............................   68    Director
Arthur D. Johnson............................   58    Vice President-Operations
Donald M. Maher..............................   52    Vice President-Sales and Marketing
Ronald E. Reinke.............................   55    Vice President-Engineering
Roy W. Wiegmann..............................   37    Vice President and Chief Financial Officer

     Mr. Lineberger has been Chairman of the Board of Directors of the Company since it was formed in 1986. He has been a partner of Lineberger & Co., LLC and its predecessors, private investment firms, since 1969. He has served as a director of Sensormatic Electronics Corporation since 1968, Chairman of its Executive Committee since 1974 and as Co-Chief Executive Officer from January to July 1988.

     Mr. Brady has been an officer and/or director of the Company since it was formed in 1986. He became Chief Executive Officer in 1992 and currently devotes more than 50% of his time to the Company. In addition, Mr. Brady has been affiliated with Lineberger & Co., LLC since 1986 and acts as a consultant to and director of several privately-held companies in which affiliates of Lineberger & Co., LLC are controlling shareholders. During the last twenty years Mr. Brady has been continuously associated with the automotive parts industry. From 1986 to 1991 he served first as Chief Financial Officer and then President of B&M Industries, Inc., an affiliate of Lineberger & Co., LLC. Prior thereto, he was Chief Financial Officer of D.A.B. Industries from 1978 to 1985 when it was merged with J.P. Industries, Inc. He then became Treasurer of J.P. Industries, Inc. from 1985 to 1986.

     Mr. Berry has been with the Company and its predecessor operations since 1974. He has served as director, President and Chief Operating Officer of the Company since December 1986. He has served as President since 1981 and previously as Vice President-Manufacturing of the Company's predecessor operations. From 1959 through 1964, he worked part-time for Pitts Industries, currently a division of the Company.

     Mr. Assaf has been a director of the Company since November 1993. He is a founder of Sensormatic Electronics Corporation, has been its Chairman of the Board of Directors since October 1971 and served as its President and Chief Executive Officer since 1974 until his retirement in August 1996. In August 1994, Mr. Assaf was appointed to the Board of Directors of Computer Integration Corporation. On March 25, 1998, Mr. Assaf, without admitting or denying any wrongdoing, consented to the entry of a civil order enjoining him from future violations of certain record-keeping and periodic reporting provisions of the federal securities laws and pursuant to which he paid a civil money penalty of $50,000. In its complaint in this civil action, the United States Securities and Exchange Commission (SEC) alleged that Mr. Assaf knew of certain improper revenue recognition practices by Sensormatic Electronics Corporation and knew or generally was aware that quarterly earnings statements contained in certain Sensormatic periodic reports and registration statements filed with the SEC during the period from at least July 1, 1993 through July 10, 1995 were false and misleading.

     Mr. Gerson has been a director of the Company since February 1994. Mr. Gerson is currently the portfolio manager for Hudson Capital Appreciation Fund, an affiliate of Fahnestock & Co. Inc. Mr. Gerson also serves as a director of the following public companies: Ag Services of America, Inc., a distributor of farm inputs; American Power Conversion Corp., a manufacturer of uninterruptible power supplies; Arguss Holdings Inc., a fiber and cable construction firm; and Energy Research Corp., a developer of advanced power generation systems.

     Mr. Creamer has been a director of the Company since January 1998. Mr. Creamer was a director and vice chairman of the Board of Directors of Echlin, Inc., an aftermarket and OE supplier in the automotive industry from 1986 to 1998. Mr. Creamer also serves as a director to R&B, Inc., a supplier of fasteners for the automotive industry, since 1993 and Bonded Motors, a remanufacturer of car and light truck engines, since 1996. He currently is the President and owner of Distribution Marketing Services, Inc., a consulting firm to the automotive aftermarket and President of the Automotive Warehouse Distributors Association, a trade association for the automotive aftermarket..

     Mr. Johnson has been with the Company and its predecessor operations since June 1968. He has been Vice President-Operations since January 1983. Previously, he served as an industrial engineer and then Plant Manager of Pitts Industries, currently a division of the Company.

     Mr. Maher has been with the Company and its predecessor operations since June 1985. He has served as Vice President-Sales and Marketing since July 1987. Between 1985 and 1987 he served in various manufacturing capacities including Vice President-Operations.

     Mr. Reinke has been employed by the Company since August 1988 in the capacity of Vice President-Engineering. From October 1972 through July 1988 he was employed by the Control Systems Division of Borg-Warner in Decatur, Illinois where he served in various staff positions including Engineering Manager.

     Mr. Wiegmann has been employed by the Company since November 1992 as Vice President and Chief Financial Officer. From August 1982 through May 1988 he was a public accountant with the Dallas office of the accounting firm of Deloitte Haskins and Sells (now known as Deloitte and Touche). He served as Vice President and Chief Accounting Officer of TM Communications, Inc. from June 1988 to January 1990. From February 1990 through November 1992, he worked with Professional Service Industries, a national engineering inspection and testing company, where he served as Assistant Corporate Controller.

COMMITTEES OF THE BOARD AND MEETING ATTENDANCE

     The Board of Directors is responsible for the management of the Company. During the nine-month period ended March 31, 1999 the Board of Directors of the Company held four meetings. No director attended less than 80% of the meetings of the Board of Directors. The Board has established an Audit Committee and a Compensation and Stock Option Committee. There is no standing nominating committee.

     The functions of the Audit Committee include the nomination of independent auditors for appointment by the Board; meeting with the independent auditors to review and approve the scope of their audit engagement; meeting with the Company's financial management and the independent auditors to review matters relating to internal accounting controls, the Company's accounting practices and procedures and other matters relating to the financial condition of the Company; and to report to the Board periodically with respect to such matters. The Audit Committee currently consists of Messrs. Gerson, Assaf and Creamer. The Audit Committee held one formal meeting, attended by all committee members, and had informal discussions from time to time during the nine-month period ended March 31, 1999.

     The function of the Compensation and Stock Option Committee is to review and approve compensation for the five executive officers of the Company and to administer the 1993 Stock Option Plan. Compensation includes base salary, annual bonuses, life and disability insurance, stock options in accordance with the Company's stock option plan and participation in medical, dental and retirement plans made available to all employees. The Compensation and Stock Option Committee currently consists of Messrs. Gerson, Assaf and Creamer. The Compensation and Stock Option Committee held one formal meeting, attended by all committee members, and met informally from time to time during the nine-month period ended March 31, 1999.

DIRECTORS COMPENSATION

     Directors who are not employees of the Company are compensated at a rate of $1,875 per quarter plus $1,000 per meeting and are reimbursed for their expenses for attending meetings of the Board of Directors and its committees. In addition, directors who are not employees of the Company and certain officers and directors of the Company will be entitled to receive a "Change of Control Bonus" upon a change in control of the Company.

                         SECURITY OWNERSHIP OF CERTAIN
                        BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth, as of March 31, 1999, the ownership of the Company's Common Stock by (i) each person who is known by the Company to be the beneficial owner (as defined in Rule 13d-3 promulgated under the Exchange Act) of more than five percent (5%) of the Company's Common Stock, (ii) each of the Company's named executive officers and directors and (iii) each of the Continuing Stockholders, as defined in the Schedule 13E-3, who are not covered by paragraphs (i) and (ii) above. Except as otherwise indicated, the stockholders listed in the table have sole voting and investment powers with respect to the shares indicated, and unless otherwise indicated their addresses are the address of the Company.

                                                               NUMBER OF SHARES
                        STOCKHOLDER                           BENEFICIALLY OWNED
                        -----------                           -------------------
James E. Lineberger.........................................       3,169,287(1)
James E. Lineberger, Jr. Trust..............................       1,056,429(7)
  1120 Boston Post Road
  Darien, Connecticut 06820
Geoffry S. Lineberger Trust.................................       1,056,429(7)
  1120 Boston Post Road
  Darien, Connecticut 06820
Christopher Lineberger Trust................................       1,056,429(7)
  1120 Boston Post Road
  Darien, Connecticut 06820
The Brady Family Limited Partnership........................         357,143(7)
Daniel. W. Brady............................................         358,143(2)(7)
Samuel M. Berry.............................................         197,370(3)(7)
James D. Gerson.............................................          26,000(4)
Ronald G. Assaf.............................................           6,000
Arthur D. Johnson...........................................          26,200(5)(7)
Donald M. Maher.............................................          26,200(5)(7)
Roy W. Wiegmann.............................................          14,600(6)
John F. Creamer.............................................           2,000
Ronald E. Reinke............................................          17,000(5)(7)
Willie Vercher..............................................           1,750(5)(7)
Dr. Krishnamurthy Sundararajan..............................           1,200(5)(7)
Chris A. Curto..............................................           5,500(6)(7)

---------------
(1) Includes 1,056,429 shares of common stock of the Company owned by each of the James E. Lineberger, Jr. Trust, the Geoffry S. Lineberger Trust and the Christopher Lineberger Trust. Harrietjo Lineberger, Mr. Lineberger's wife, and James E. Lineberger, Jr., Mr. Lineberger's son, are trustees of the James E. Lineberger, Jr. Trust and the Christopher Lineberger Trust and James E. Lineberger, Jr. and Christopher Lineberger, Mr. Lineberger's sons, are trustees of the Geoffry S. Lineberger Trust and, therefore shares owned by the trusts may be deemed to be beneficially owned by Mr. Lineberger. Mr. Lineberger disclaims beneficial ownership of these shares.

(2) Includes 357,143 shares of common stock of the Company held by The Brady Family Limited Partnership, of which Mr. Brady is the sole general partner, and 1,000 shares of common stock of the Company owned by the Jacqueline L. Brady 1993 Living Trust U/A DTD 9/23/93.

(3) Includes 18,800 shares of common stock of the Company issuable upon the exercise of options granted pursuant to the 1993 Stock Option Plan.

(4) Includes 5,000 shares of common stock of the Company owned by Mr. Gerson's wife, as custodian for their children, which may therefore be deemed to be beneficially owned by Mr. Gerson. Mr. Gerson disclaims beneficial ownership of these shares.

(5) Issuable upon the exercise of options granted pursuant to the 1993 Stock Option Plan.

(6) Includes 5,000 shares of Common Stock issuable upon the exercise of options granted pursuant to the 1993 Stock Option Plan.

(7) In addition, Buyer, Merger Subsidiary and the Continuing Stockholders may be deemed to be beneficial owners of all of the outstanding Shares owned by the Continuing Stockholders pursuant to the Stockholders Agreement and, as a result, due to the Stockholders Agreement the Continuing Stockholders may not be considered to have the sole voting power with respect to their Shares.

                           RELATED PARTY TRANSACTIONS

     During the fiscal years ended June 30, 1998 and 1997, the Company paid management fees of $283,750 and $235,000, respectively, to Lineberger & Co., LLC. During the nine-month period ended March 31, 1999 the Company paid management fees of $250,000 to Lineberger & Co., LLC. Effective October 1, 1997 the Company and Lineberger & Co., LLC entered into a one-year management agreement with an additional three year renewal option upon mutual consent, which provides for annual management fees of $300,000. On October 1, 1998 the Company and Lineberger & Co., LLC mutually agreed to increase the annual management fees payable by the Company to $350,000. The renewal agreement allows for the management fee to be increased upon mutual agreement of the Company and Lineberger & Co., LLC. Under the agreement, Lineberger & Co., LLC is to perform various management and consulting services for the Company, including without limitation, preparation of an annual business plan and projections, recruitment of senior management, establishment and maintenance of various auditing, inventory and production controls, assisting with the Company's financial relationships and acquisitions and rendering general business and administrative advice. See "SPECIAL FACTORS -- Interests of Certain Persons in the Transactions."

                             EXECUTIVE COMPENSATION

     The following table sets forth all cash compensation for the 1998 fiscal year, including bonuses, paid by the Company to the Chief Executive Officer and the most highly compensated executive officers with aggregate compensation which exceeds $100,000.

                           SUMMARY COMPENSATION TABLE

                                                     ANNUAL COMPENSATION
         NAME OF INDIVIDUAL           -------------------------------------------------       ALL OTHER
       AND PRINCIPAL POSITION         YEAR        SALARY         BONUS          TOTAL          COMP(2)
       ----------------------         ----       --------       --------       --------       ---------
Daniel W. Brady.....................  1996       $129,333       $ 95,000       $224,333        $26,001
Chief Executive Officer               1997        130,000         85,500        215,500         24,962
                                      1998        139,464         90,000(1)     229,464         21,672
Samuel M. Berry.....................  1996        156,000        115,000        265,000         27,441
President and Chief Operating
  Officer                             1997        157,200        103,500        260,700         24,408
                                      1998        163,119        143,200(1)     306,319         29,167
Arthur D. Johnson...................  1996        104,217         35,000        139,217          8,566
Vice President-Operations             1997        109,167         31,500        140,667         10,966
                                      1998        110,750         40,900(1)     151,650         16,008
Donald M. Maher.....................  1996        104,217         35,000        139,217          8,566
Vice President-Sales and Marketing    1997        111,250         31,500        142,750          8,635
                                      1998        114,616         58,400(1)     173,016         14,829
Roy Wiegmann........................  1996         80,500         22,500        103,000          5,303
Chief Financial Officer               1997         87,412         25,000        109,912          5,699
                                      1998         92,646         30,300(1)     122,946          6,003

---------------
(1) Bonuses for each year represent amounts paid in each fiscal year that were earned in the prior fiscal year. These amounts do not include bonuses earned and paid during the Company's 1999 fiscal year of $135,000, $150,000, $36,050, $58,400 and $25,750 for Messrs. Brady, Berry, Johnson, Maher and Wiegmann, respectively.

(2) Amounts represent contributions made by the Company pursuant to the Company's 401(k) plan during the fiscal year ended June 30, 1998 which were earned in 1996 and premium payments on life and long-term disability insurance. These amounts do not include contributions earned in 1997 and the first six months of 1998 paid during the Company's 1999 fiscal year of $15,267, $22,097, $10,079, $11,621, and $7,326 for Messrs. Brady, Berry,
    Johnson, Maher and Wiegmann, respectively. Also, included in this category for Mr. Brady is a car expense reimbursement of $6,780 in 1998. See "Compensation Pursuant to Plans."

EMPLOYMENT AGREEMENT AND CHANGE IN CONTROL AGREEMENTS

     Employment Agreement. The Company is a party to an employment agreement (the "Agreement") with Mr. Berry. The term of the Agreement commenced on January 30, 1998 and renews automatically each year unless terminated by either the Company or Mr. Berry. The Agreement is terminable at will by Mr. Berry. The Agreement provides that Mr. Berry shall serve as President of the Company and that he will devote his full business time and services to the performance of duties and responsibilities as are consistent with his position. As compensation for the services rendered by Mr. Berry as an employee, he is entitled to receive a minimum base salary of $162,20 per annum. In addition, Mr. Berry is entitled to receive a bonus based upon the success of the Company's operations and pre-tax profits, as well as upon his performance as determined by the Company's Board of Directors. Mr. Berry is eligible to participate in executive bonus and/or incentive compensation arrangements as the Company's Compensation Committee may establish from time to time.

     Change in Control Agreements. In December 1998 and January 1999, the Company entered into Change in Control Retention Bonus and Employment Agreements with seven officers and directors of the

Company: Messrs. Maher, Vercher, Wiegmann, Curto, Reinke, Johnson and Sundararajan (the "Executive Change in Control Agreements"), and into Change in Control Retention Bonus NonCompetition and Severance Agreements with two officers and directors of the Company: Messrs. Berry and Brady (the "Senior Executive Change in Control Agreement") and with a consultant of the Company:
Lineberger & Co., LLC (the "Consultant Change in Control Agreement," and together with the Executive Change in Control Agreements and the Senior Executive Change in Control Agreements, collectively the "Change in Control Agreements"). The Change in Control Agreements were intended to provide these executives and the consultant with security against changes in their relationships with the Company in the event of a change in control of the Company. The Change in Control Agreements provide that each officer, director or consultant covered by the agreements is entitled to certain benefits in the event of a change in control of the Company (as defined in such agreements). Each Executive Change in Control Agreement provides for a lump-sum cash payment of one times the executive's annual compensation from the Company (and any entity in which the Company directly or indirectly owns a majority of the voting interest) as reflected on the executive's Form W-2 for the last year preceding the change in control, and for an equal severance payment in case the executive's employment is terminated within two years following a change in control for any reason other than by the Company for cause or by the executive without good reason. The Consultant Change in Control Agreement provides that upon a change in control, the Company will pay Lineberger & Co., LLC a change in control bonus of two times its annual consulting fees from the Company (and any entity in which the Company directly or indirectly owns a majority of the voting interest) as reflected on the consultant's Form 1099 for the last year preceding the change in control, and a payment in respect of the Consultant's non-competition covenant of one time that annual fee. The Senior Executive Change in Control Agreements provide for a lump-sum cash payment of two times the senior executive's annual compensation from the Company (and any entity in which the Company directly or indirectly owns a majority of the voting interest) as reflected on his Form W-2 for the last year preceding the change in control, and for one times that annual compensation as a payment in respect of the senior executive's non-competition covenant; these Senior Executive Change in Control Agreements also provide for continuation for three years after the termination of the senior executive's employment of equivalent health, dental, life insurance and other death benefit programs as in effect at the time of termination. Each Change in Control Agreement provides that if any portion of the benefits under the agreement would constitute an excess parachute payment for purposes of the Code, benefits will be reduced so that the executive will be entitled to receive an amount equal to the maximum amount which he could receive without becoming subject to the excise tax imposed by the Code on such certain excess parachute payments. The Transactions constitute a change of control pursuant to the Change in Control Agreements.

     The aggregate cash consideration that would be received by officers and directors of the Company under their respective Change in Control Agreements as a result of the Transactions would be as follows:


Daniel W. Brady.............................................  $879,081
Samuel M. Berry.............................................   976,458
Roy Wiegmann................................................   118,004
Donald M. Maher.............................................   178,465
Arthur D. Johnson...........................................   152,771
Ronald E. Reinke............................................   124,574
Lineberger & Co., LLC(1)....................................   924,999

---------------
(1) The Company has agreed to pay Lineberger & Co., LLC its change of control payment of $924,999 over the next three years.

     Bonuses. In connection with the consummation of the Transactions, each of James D. Gerson, Ronald G. Assaf and John F. Creamer, the Company's outside directors, will receive the following amounts as termination bonuses, respectively: $46,250, $46,250 and $34,688.

COMPENSATION PURSUANT TO PLANS

     On January 1, 1987, the Company adopted a 401(k) retirement plan and trust (the "401(k) Plan"), a tax qualified profit-sharing and salary deferral plan covering all of its employees employed as of December 31, 1986, and all employees subsequently hired who have met certain age and service requirements.

     In accordance with the 401(k) Plan, individual accounts are maintained for the cash contributions made on behalf of each 401(k) Plan participant, and each such participant may choose from among several options the manner in which contributions to his or her account will be invested. There are two methods by which contributions may be made to the 401(k) Plan. Under the first method, each 401(k) Plan participant may elect to reduce his or her current gross salary by up to the maximum amount allowable in accordance with legal limitations restricting the voluntary contribution that may be made by an employee during any given year. All amounts deferred under the 401(k) Plan's salary reduction feature b a participant are fully vested in the participant.

     The second method by which contributions may be made to the 401(k) Plan is a "contribution" feature, pursuant to which the Company contributes, on behalf of each 401(k) Plan participant, (i) 3% of the participant's compensation for the Plan year up to but not exceeding the participant's taxable wage base in effect at the beginning of the 401(k) Plan year plus, (ii) 6% of the participant's compensation in excess of the taxable wage base in effect at the beginning of the 401(k) Plan year, with taxable wage base being defined as the maximum amount of earning which may be considered wages for social security withholding purposes under the Internal Revenue Code of 1986, as amended, for the full 401(k) Plan year. The maximum contribution which may be made by the Company is also limited by applicable law. Furthermore, the total annual contribution to the 401(k) Plan account of any participant may not exceed 25% of the participant's compensation for such year.

     Benefits under the 401(k) Plan are payable at age 65 (normal retirement), total disability, death, or upon early employment termination. A participant's interest in his or her 401(k) account or accounts are vested 20% per year over the first five years of employment. Payments made under the 401(k) Plan are made at the election of the participant, in a lump sum, a fixed or variable annuity, or by any other method as determined by the 401(k) Plan administrator.

OPTION GRANTS IN LAST FISCAL YEAR

     No options were granted in the fiscal year ended June 30, 1998.

OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION VALUES

     No options were exercised by any directors or officers during the fiscal year ended June 30, 1998. The following table contains information concerning the number and value, at June 30, 1998, of unexercised options held by Messrs. Berry, Johnson, Maher and Wiegmann.

                                               NUMBER OF UNEXERCISED       VALUE OF UNEXERCISED
                                                  OPTIONS HELD AT              IN-THE-MONEY
                                                  FISCAL YEAR-END             OPTIONS HELD AT
                   NAME                     (EXERCISABLE/UNEXERCISABLE)       FISCAL YEAR END
                   ----                     ----------------------------   ---------------------
Samuel M. Berry...........................            18,800/0                  $65,800/$0
Arthur D. Johnson.........................            26,200/0                  $91,700/$0
Donald D. Maher...........................            26,200/0                  $91,700/$0
Roy Wiegmann..............................            14,600/0                  $51,100/$0

LONG-TERM INCENTIVE PLAN AWARDS IN THE LAST FISCAL YEAR

     There were no long-term incentive plan awards by the Company during the fiscal year ended June 30, 1998.

                       COMPENSATION COMMITTEE INTERLOCKS
                           AND INSIDER PARTICIPATION

     The members of the Company's Compensation and Stock Option Committee, consisting of Messrs. Assaf and Gerson, deliberate on issues concerning executive compensation. Mr. Lineberger, the Company's Chairman of the Board, serves on the Board of Directors of Sensormatic Electronics Corporation. Mr. Assaf is the Chairman of the Board of Directors of Sensormatic Electronics Corporation and was its President and CEO from 1994 through April 1996.

                       SECTION 16(a) BENEFICIAL OWNERSHIP
                              REPORTING COMPLIANCE

     Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company's directors and executive officers, and persons who own more than ten percent of the Company's Common Stock, to file with the Securities and Exchange Commission initial reports of ownership and reports of changes in ownership of Common Stock of the Company. To the Company's knowledge, based solely on a review of such reports furnished to the Company with respect to its most recent fiscal year, the Company believes that all reports applicable to executive officers, directors and 10% stockholders have been timely filed.

                                                                      SCHEDULE I

                           DIRECTOR NOMINEES OF BUYER

     The following table sets forth information about each director nominee of the Company:

                        NAME                                AGE       POSITION WITH THE COMPANY
                        ----                                ---       -------------------------
Joseph W. Carreras...................................       45        Director Nominee
Michael B. Goldberg..................................       52        Director Nominee
Michael T. Kestner...................................       44        Director Nominee
John F. Kirby........................................       38        Director Nominee
Mary Lynn Putney.....................................       51        Director Nominee

     Mr. Carreras has been the President of Carreras, Kestner & Co., L.L.C. since February 1998. Prior to February 1998, Mr. Carreras served as Chief Executive Officer of Sinter Metals, Inc. since January 1994, was its Chairman of the Board since June 1993 and served as a Director since Sinter Metals, Inc.'s formation in December 1991.

     Mr. Goldberg has been the Managing Director of Kelso & Company, L.P. since 1991. Mr. Goldberg is currently an officer and/or director of a number of companies.

     Mr. Kestner has been the Chief Financial Officer of Carreras, Kestner & Co., L.L.C. since February 1998. He served as Chief Financial Officer of Sinter Metals, Inc. from January 1995 until January 1998. Prior to joining Sinter Metals, Inc. and since 1992, Mr. Kestner was a Vice President of Banc One Capital Partners.

     Mr. Kirby has been the Vice President of Key Bank National Association, Key Equity Capital Corporation and Key Capital Corporation since 1991. He has also been the General Partner of Key Equity Partners I, III and IV, Key Equity Partners 97, 98 and 99, Key Equity Fund Partners I and II and Key Equity Fund Partners 98 and 99 since their inception. Mr. Kirby has been an officer and/or director of a number of privately held portfolio companies in connection with his duties as an officer of Key Equity Capital Corporation.

     Ms. Putney has been the Managing Director of Citigroup since 1990. Ms. Putney has been employed by Citibank, which is the parent corporation of Citicorp Venture Capital, for 27 years. She served as a Director of Sinter Metals, Inc. from 1994 until its sale to GKN plc in May, 1997.

                                                                     SCHEDULE II

                                 April 26, 1999

The Board of Directors
Hilite Industries, Inc.
1671 S. Broadway
Carrollton, Texas 75006

Members of the Board:

     Hilite Industries, Inc., a Delaware Corporation ("Hilite"), Hilite Holdings, LLC, a Delaware limited liability company (the "Purchaser"), and Hilite Mergeco, Inc. a Delaware Corporation ("Merger Subsidiary"), have proposed to enter into an Agreement and Plan of Merger (the "Agreement"). Pursuant to the Agreement, the implementation of which is contingent on, among other things, completion of debt financing, Hilite will commence a tender offer to purchase all outstanding shares of the common stock, par value $0.01 per share, of Hilite (the "Hilite Common Stock"), other than a portion of such shares held by certain shareholders of Hilite who will retain an equity interest in Hilite (the "Roll-over Shareholders"), at a purchase price of $14.25 per share, net to the seller in cash (the "Tender Offer"). The Agreement also provides that, following such Tender Offer, the Merger Subsidiary will be merged with and into Hilite (the "Merger" and, together with the Tender Offer, the "Transaction") pursuant to which each outstanding share of Hilite Common Stock not previously tendered (other than those shares held by Roll-over Shareholders and the Purchaser) will be converted into the right to receive $14.25 in cash. We have assumed, with your consent, that the Transaction will be treated as a recapitalization for financial reporting purposes. You have requested our opinion as to whether the cash consideration to be received in the Transaction by the holders of Hilite Common Stock (other than Roll-over Shareholders with respect to their retained Shares) is fair, from a financial point of view, to such holders.

     Bowles Hollowell Conner ("BHC"), a division of First Union Capital Markets Corp. ("FUCMC"), as a part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers, acquisitions, tender offers, divestitures, leveraged buyouts, and private placements of debt and equity securities. We have acted as financial advisor to the Board of Directors of Hilite in connection with the Transaction and will receive a fee for our services, a significant portion of which is contingent upon the consummation of the Transaction. In addition, Hilite has agreed to indemnify us for certain liabilities that may arise out of such services, including the rendering of this opinion. FUCMC and/or its affiliates will be participating, with your consent, as administrative agent, syndication agent, lender in the senior secured credit facility, and lender holding subordinated notes with attached warrants, for the financing of the Transaction, for which services FUCMC and/or such affiliates will receive customary compensation. In the ordinary course of business, FUCMC and/or its affiliates may actively trade the securities of Hilite for their own account and the accounts of its customers and, accordingly, may at any time hold a long or short position in securities of Hilite.

     In arriving at our opinion, BHC reviewed and analyzed certain publicly available financial information and other information concerning the Company and certain internal analyses and other information furnished to BHC by the Company. BHC also held discussions with members of senior management of the Company regarding the business and prospects of the Company. In addition, BHC:

          (i) reviewed the reported prices and trading activity for the Hilite Common Stock;

          (ii) compared certain financial and stock market information for Hilite with similar information for certain other companies whose securities are publicly traded;

          (iii) reviewed the financial terms of certain recent business combinations which BHC deemed comparable in whole or in part;

The Board of Directors
Hilite Industries, Inc.
April 26, 1999
Page  2

          (iv) reviewed the terms of the Agreement as furnished to BHC in draft form dated April 25, 1999; and

          (v) performed such other studies and analyses and considered such other factors as BHC deemed appropriate.

     We have not independently verified any of the information described above and for purposes of this opinion have assumed the accuracy, completeness and fairness thereof. With respect to the information relating to the prospects of Hilite, we have assumed that such information reflects the best currently available judgments and estimates of the management of Hilite as to the likely future financial performance of Hilite. We also have assumed, with your consent, that the final terms of the Agreement reviewed by us in draft form dated April 25 will not vary materially from the draft reviewed by us. In addition, we have not made an independent evaluation or appraisal of the assets or liabilities of Hilite, nor have we been furnished with any such evaluations or appraisals. Our opinion is based on market, economic, and other conditions as they exist and can be evaluated as of the date of this letter.

     In connection with our engagement to provide financial advisory services to the Board of Directors concerning strategic alternatives, we were authorized to solicit, and did solicit, interest from third parties with respect to the acquisition of Hilite. In arriving at our opinion, we have considered the nature, scope, and results of such solicitation. Our advisory services and the opinion expressed herein were prepared for the use of the Board of Directors of Hilite and do not constitute a recommendation to any shareholder as to whether or not any such shareholder should tender shares of Hilite Common Stock in the Tender Offer or how such shareholder should vote on the proposed Merger. We hereby consent to the inclusion of this opinion in its entirety as an exhibit to the tender offer or proxy statement of Hilite distributed in connection with the Transaction.

     Based upon and subject to the foregoing, it is our opinion that, as of the date of this letter, the cash consideration to be received in the Transaction by the holders of Hilite Common Stock (other than Roll-over Shareholders with respect to their retained Shares) is fair, from a financial point of view, to such holders.

                                          Sincerely,

                                          /s/ JOSEPH F. KENNY

                                          BOWLES HOLLOWELL CONNER

                                      II-2